January 26, 1996



U.S. Envirosystems, Inc.
515 North Flagler Drive
Suite 202
West Palm Beach, FL  33401

Attention:     Theodore Rosen, Chairman
          Richard H. Nelson, President

          Re:  Proposed Public Offering of Units

Dear Messrs. Rosen and Nelson:

     We are pleased to submit this Letter of Intent with respect to a proposed "firm commitment" public offering by U.S. Envirosystems, Inc. ("Company") of 1,625,000 units ("Unit" or "Units"), each Unit consisting of one share of the Company's common stock ("Common Stock") and one warrant, as hereinafter described ("Warrants").
The offering price shall be $4.00 per Unit, or such other price as shall be determined by Gaines, Berland Inc. ("GBI") immediately prior to the effective date ("Effective Date")of the Registration Statement, based on certain factors, including but not limited to its due diligence review of the Company's business, operations, industry and prospects. The Common Stock and Warrants comprising the Units will be immediately detachable and separately transferable. This letter states certain conditions and assumptions upon which the proposed offering by GBI, as Underwriter or as Representative of several Underwriters, is intended.

     Each Warrant shall entitle the holder thereof to purchase one share of Common Stock commencing one year after the Effective date and expiring at the close of business on the last day of the five-year period following the Effective Date. The exercise price of the Warrants shall be the per-Unit offering price. The Company may call the Warrants, with GBI's prior consent, at any time once they become exercisable, for a redemption price of $.01 per Warrant if notice of not less than 30 days is given and the last sale price of the Common Stock has been at least 150% (initially $6.00) of the then exercise price of the Warrants on all 20 of the trading days ending on the third day prior to the day on which notice is given. The exercise price and number of Warrants shall be subject to adjustment in the event of a merger, acquisition, recapitalization or split-up of shares of the Company, the issuance by the Company of a stock dividend or any similar event.

     As of the date hereof, there are outstanding 583,400 shares of the Company's Common Stock, including the shares issuable upon exercise or conversion of the options, warrants and convertible securities listed on Schedule A hereto ("Convertible Securities") which are exercisable or convertible at a price of less than $8.00 per share. Except for such Convertible Securities and the rights to purchase shares of Common Stock, as described below, there are no other options, warrants, convertible securities or any other security of the Company (or right to purchase any such security) outstanding. At or prior to the consummation of the offering ("Closing Date") (i) $500,000 principal amount of the Company's 18% Convertible Subordinated Debentures shall be converted into shares of Common Stock ("Converted Shares") at a price of $4.00 per Converted Share (the balance of the Debentures shall be convertible at $8.00 per share and bear interest at a rate of 9% per annum);
(ii) Smith Management Company ("Smith") shall purchase shares of the Company's Preferred Stock, for an aggregate cash purchase price of $3,500,000, which shall be convertible into the number of shares of Common Stock equal to 33% of the sum ("Sum") of (a) the number of outstanding shares of Common Stock on the Effective Date (including the shares underlying the Units sold in the proposed offering) plus (b) the Converted Shares, on an after-issued basis; and (iii) Anchor Capital Company LLC ("Anchor") shall convert its shares of preferred stock into the number of shares of Common Stock equal to 5.42% of the Sum, on an after-issued basis. The number of shares of Common Stock into which Smith and Anchor shall convert shall be determined after giving effect to the other's conversion. As of the Closing Date, there will be no other securities of the Company outstanding, nor will there be any options, warrants or convertible securities outstanding, however, GBI acknowledges that the Company will have 400,000 shares of Common Stock reserved for issuance under a stock option plan which provides for the grant of options with exercise prices of no less than the greater of the public offering price of a Unit or the fair market value of the Common Stock on the date of grant, but no options may be granted thereunder until four months after the Effective Date. A summary description of the Company's pre- and post- offering capitalization is described on Schedule A.

     As further conditions to the consummation of the offering at or prior to the Closing Date (i) the Company shall consummate its purchase of the Steamboat I and Steamboat II facilities (the Company hereby represents to GBI that it has executed contracts for such purchase and has delivered true and correct copies of same to GBI, and that the seller of such facilities has obtained all requisite approvals for such transfer, including approval of its stockholders); (ii) all liens on the Company's assets shall be removed; and (iii) GBI shall receive such opinions of counsel typical and customary in transactions of this nature, including an opinion of counsel expert in environmental law. It shall be a condition to printing and circulating "red herrings" that (i) the Company has executed a memorandum of understanding with Cowen Partnership and the joint venture contemplated thereby shall have commenced work on at least one project; and (ii) the Company shall have provided GBI with satisfactory assurances that its letters of intent with Coleman & Company Securities, Inc. ("Coleman"), dated November 7, 1995 and March 23, 1995, have been terminated and are of no further force and effect, that the Company has received a refund of all monies paid to Coleman thereunder (except for $25,000) and that Coleman has no continuing rights thereunder, including rights of first refusal.

     As part of its due diligence investigation, GBI will review all existing and proposed relationships between the Company and its officers, directors and/or principal stockholders, including all agreements with Smith and Anchor ("Related Party Transactions"), including any license or employment agreements, loans and services. The Company and GBI will mutually agree upon the structure of all of such Related Party Transactions.

     Since an important part of the public offering process is for the Company to appropriately and accurately describe the background of the principals of the Company, the Company agrees, if requested by GBI, to engage and pay for an investigative search firm of GBI's choice to conduct an investigation of the principals of the Company mutually selected by GBI and the Company.

     It is our intent, immediately prior to the Effective Date, to enter into an Underwriting Agreement with the Company which shall contain such terms and conditions as are customarily contained in agreements of such character. The Underwriting Agreement will set forth the terms and conditions of the proposed public offering, which shall include the following:

          (a) There will be an underwriting discount of ten percent.

          (b) The Company will sell to GBI and/or its designees, at the time of the closing of the offering ("Closing Date"), for an aggregate of $100, an option ("Unit Purchase Option" or "UPO") to purchase that aggregate number of Units as would be equal to ten percent of the total number of Units sold pursuant to the public offering, excluding any Units sold pursuant to the over-allotment option provided for in paragraph (f) below. The UPO will be exercisable at any time, in whole or in part, between the first and fifth anniversary dates of the Effective Date ("Warrant Exercise Term") at a price per share equal to 110% of the public offering price of the Units. At any time during the Warrant Exercise Term, GBI or the then holders of a majority of the securities underlying the UPO ("Underwriter's Securities") shall have the right to require the Company to prepare and file one post-effective amendment to the Registration Statement or one new registration statement, if then required under the Securities Act of 1933 ("Act"), covering all or any portion of the Underwriter's Securities. In addition, if at any time during the seven years after the Effective Date, the Company shall prepare and file one or more registration statements under the Act with respect to a public offering of equity or debt securities of the Company, or of any such securities of the Company held by its shareholders, the Company will include in such registration statement such number of Underwriter's Securities held by GBI and its designees or transferrees as may be requested. The Company shall bear all fees and expenses incurred by the Company in connection with the preparation and filing of the foregoing registration statements.

          (c) The Company will bear all fees, disbursements and expenses in connection with the proposed offering, including, without limitation, the Company's legal and accounting fees and disbursements, the costs of preparing, printing, mailing and delivering the Registration Statement, Prospectus and amendments, post-effective amendments and supplements thereto, the Underwriting Agreement and related documents and "Blue Sky" memoranda (all in such quantities as GBI may require), preparing and printing stock certificates and warrant certificates, filing fees, costs and expenses incurred in registering the offering with the National Association of Securities Dealers, Inc. ("NASD"), the costs of any "due diligence meetings" held by the Company, preparation of transaction "bibles" and lucite cube "mementos" in such quantities as GBI may reasonably request, listing the Units and the underlying securities on the Nasdaq SmallCap Market and a national stock exchange to be selected by GBI ("Stock Exchange"), filing fees, costs and expenses (including fees and disbursements of GBI's counsel) incurred in qualifying the offering under the "Blue Sky" laws of the states specified by GBI, transfer taxes, transfer and warrant agent and register fees, and the costs of placing a "tombstone" advertisement in The Wall Street Journal.

          (d) In order to reimburse GBI for those costs, fees and expenses customarily incurred by an underwriter during the registration process, the Company shall pay to GBI a nonaccountable expense allowance in the amount of 3% of the gross proceeds of the Units sold by it in the offering (including the over-allotment option), of which $25,000 shall be paid upon the execution of this letter and an additional $25,000 shall be paid by the Company concurrently with the filing of the Registration Statement with the Securities and Exchange Commission.

          (e) The Company shall "Blue Sky" the offering in such states as GBI shall request. All blue sky work shall be undertaken by GBI's counsel. The Company shall pay for all blue sky filing fees and costs and expenses of blue sky registration or qualification, including the fees and disbursements of GBI's counsel. Upon the commencement of blue sky filings (which shall be when the Company first files the Registration Statement with the Securities and Exchange Commission), the Company shall pay $15,000 to such counsel on account for professional services to be rendered, with the balance owed for professional service (no more than an additional $20,000) to be due on the Closing Date.

          (f) For the purpose of covering over-allotments, if any, which may occur during the distribution and sales of the Units, the Company will grant GBI an option to purchase all or part of an additional number of Units as will be equal to 15% of the total number of Units initially offered to the public, for a period of 45 days from the Effective Date.

          (g) Subject to the rules and regulations of the NASD, GBI shall be entitled to receive a warrant solicitation fee of five percent of the exercise price for each Warrant exercised during the period commencing one year after the Effective Date.

          (h) The Company agrees not to permit or cause a private or public sale or private or public offering of any of its Securities (in any manner, including pursuant to Rule 144 under the Act) owned or to be owned of record, or beneficially by any of the Company's officers or directors, by such shareholders as GBI shall determine as reasonably necessary for purposes of the offering, or by any family member or affiliate of any of the foregoing persons (collectively, "Insiders") for a period of 13 months following the Effective Date without obtaining the prior written approval of GBI (and, if required by applicable state blue sky laws, the securities commissions in any such states). The Company shall cause each of the Insiders to execute an agreement with GBI regarding such restrictions.

          (i) The Company shall retain as its lawyers a firm expert in securities laws matters acceptable to GBI. Reid & Priest are acceptable to GBI. The Company shall retain as its accountants a firm of independent certified public accountants acceptable to GBI. Richard Eisner & Co. is acceptable to GBI.

          (j) The Company shall have the Units and the securities underlying the Units approved for quotation on the Nasdaq SmallCap Market and listing on the Stock Exchange, effective on the Effective Date.

          (k) The Company shall purchase key person life insurance naming the Company as a beneficiary on the life of Richard H. Nelson in such reasonable, customary amount as the Company and GBI shall mutually determine, assuming the cost of such insurance is reasonable.

          (l) Richard H. Nelson and Ted Rosen will each enter into five-year employment agreements, to become effective on the Effective Date, the terms of which shall be satisfactory to GBI. For a period of three years from the Effective Date, all compensation and other arrangements between the Company and its officers, directors and affiliates shall be approved by a compensation committee of the Board of Directors, a majority of whom shall be independent.

          (m) Except with GBI's prior consent, no proceeds of the offering shall be used to pay (i) any debt for borrowed funds or
(ii) any debt or obligation owed to any Insider. Promissory Notes in the principal amount of $1,000,000; and (ii) the debt owed to Anchor in the principal amount of $660,000.

          (n) The Company will engage GBI or a representative of GBI as its financial consultant, for a period of 24 months to commence on the Effective Date, at a monthly fee of $2,500 (exclusive of any accountable pit-of-pocket expenses), all of which fees ($60,000) will be payable in advance on the Closing Date. In addition, the Company and GBI shall enter into an M&A agreement which shall provide that the Company will pay GBI a finder's fee in the event that GBI originates a merger, acquisition, joint venture or other transaction to which the Company is a party in an amount equal to five percent of the first $1,000,000, four percent of the next $1,000,000, three percent of the next $1,000,000 and two percent of the excess, if any, over $3,000,000 of the consideration involved in any such transactions.

          (o) GBI will have a right of first refusal to underwrite or place any public or private sale of debt or equity securities (excluding sales to employees) of the Company or any subsidiary or successor of the Company during the five year period following the Effective Date. If GBI elects not to exercise this right of first refusal with respect to any proposed financing ("Proposed Financing"), GBI shall be afforded the opportunity to participate in the underwriting syndicate for the Proposed Financing at a level immediately below the managing underwriter(s) or at such other level below the managing underwriter(s) as GBI shall select. GBI, in its discretion, shall also be afforded the opportunity to purchase, as a member of the selling group for the Proposed Financing, the largest allocation provided to any member of the selling group. In addition, during the five year period following the Effective Date, GBI shall have the right to purchase for GBI's account or to sell for the account of the Insiders any securities sold by the Insiders on the open market, pursuant to Rule 144 under the Act or otherwise. Each of the Insiders will agree to consult with GBI with regard to any such sales and will offer GBI the exclusive opportunity to purchase or sell such securities on terms at least as favorable to the Insiders as they can secure elsewhere. If GBI fails to accept any such proposal within one business day after receipt of a notice containing such proposal, then GBI shall have no claim or right with respect to any such sales contained in any such notice. If, thereafter, such proposal is modified in any material respect, the Insiders shall adopt the same procedure as with respect to the original proposal.

          (p) For a period of five years from the Effective Date, the Company will recommend and use its best efforts to elect a designee of GBI as a member of its Board of Directors. GBI shall also have the right to send a representative (who need not be the same individual from meeting to meeting) to observe each meeting of the Board of Directors. Such designee and representative shall receive no more or less compensation than is paid to other non-management directors of the Company and shall be entitled to receive reimbursement for all reasonable costs incurred in attending such meetings, including, but not limited to, food, lodging and transportation. The Company agrees to give GBI written notice of each such meeting and to provide GBI with an agenda and minutes of the meeting no later than it gives such notice and provides such items to the other directors.

          (q) The Company agrees that it will, prior to the Effective Date, register with, and for a period of five years from the Effective Date, remain covered by, the Corporation Records
Service published by Standard & Poor's Corporation.

          (r) By the Effective Date, the Company shall have registered its Units, Common Stock and Warrants with the Securities and Exchange Commission under the provisions of Sections 12(b) or 12(g), as appropriate, of the Securities Exchange Act of 1934 and will use its best efforts to maintain such registration in effect for a period of at least five years from the Effective Date.

          (s) The Company shall retain a transfer agent acceptable to GBI for the Units, Common Stock and the Warrants for a period of five years following the Effective Date. Upon GBI's request, the Company shall provide GBI with copies of the Company's daily stock transfer sheets and lists of the beneficial and record holders of the Company's securities from such transfer agent and from the Depository Trust Company, at the Company's sole cost and expense.

          (t) The Company shall engage GBI's counsel to provide to GBI, on the Effective Date and quarterly thereafter, until such time as the Common Stock and Warrants are listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market, with an opinion, setting forth those states in which the Common Stock and Warrants may be traded in non-issuer transactions under the blue sky laws of the 50 states. The Company shall pay such counsel a fee of $5,000 at the closing for such opinions.

          (u) Prior to the Effective Date, the Company will provide GBI with the results of such UCC, lien and title searches to be effected in such jurisdictions as GBI or its counsel may reasonably request.

          (v) Commencing on the date hereof and continuing until 25 days after the Effective Date, the Company will not issue a press release or engage in any other publicity without GBI's prior written consent; except for press releases which the Company's counsel determines are necessary to comply with the securities laws.

          (w) The Company shall not file a Registration Statement on Form S-8 (or any similar or successor form) from the date hereof until one year after the Effective Date, without GBI's consent.

          (x) If the Company's representatives have not submitted to a bindery acceptable to GBI all of the closing and other documents material to the offering within 30 days of the Effective Date, then the Company shall pay the fees and costs of GBI's agents to prepare the transactional bibles and have them bound.

     The Company represents and warrants to GBI that (i) it is not obligated to pay a finder's or consulting fee to anyone in connection with the introduction of the Company to GBI; (ii) during the prior twelve months, it has not paid any monies or other compensation or issued any securities to any member of the NASD, or to any affiliate or associate of such a member, or to any other person in consideration for such person raising funds for the Company or providing consulting services to the Company, except for payments to GBI hereunder and except as set forth on Schedule B hereto; (iii) Schedule C hereto describes all registration rights held by holders of the Company's securities; and (iv) no holder of the Company's securities has (A) any right (which will not be waived prior to the Effective Date) to "piggyback" its securities on the Registration Statement or (B) any right to demand registration of its securities at any time until at least 18 months after the Effective Date.

     It is our intention to enter into the Underwriting Agreement on the Effective Date; however, GBI reserves the right not to proceed with the offering if, prior to the execution of the Underwriting Agreement, in its sole judgment, (i) market conditions are unsuitable for such offering at the price per Unit set forth on page 1 hereof and the Company and GBI cannot agree on another price or structure; (ii) information comes to GBI's attention relating to the Company, its management or its position in the industry which would preclude a successful public offering; (iii) a material adverse change has occurred in the financial condition, business or prospects of the Company; (iv) the NASD determines that any payment (including cash and/or securities) paid by the Company to any investment banker (other than GBI), consultant or to any other person is "underwriter compensation" in connection with the proposed public offering; (v) as a result of the review of the Company's financial statements by the Company's independent accountants approved by GBI, it is determined that the Company's historical financial statements must be restated and that, as restated, the Company's earnings, revenues, assets and/or net worth is materially less than as previously presented; or (vi) the Company has breached any of its representations, warranties or obligations hereunder, or failed to expeditiously proceed with the offering or to cooperate with GBI in requesting effectiveness of the Registration Statement at such time as GBI may deem appropriate. If, prior to the execution of the Underwriting Agreement, GBI elects not to proceed with the offering as a result of the condition enumerated in clause (i) above, the Company shall reimburse GBI in full for its out-of-pocket expenses (including, without limitation, its legal fees and disbursements),up to the amounts previously paid pursuant to paragraph (d), above. If, prior to the execution of the Underwriting Agreement, GBI elects not to proceed with the offering as a result of any of the conditions enumerated in any of clauses (ii)-(vi) above, or the Company elects not to proceed with the offering for any reason, the Company shall reimburse GBI in full for its out-of-pocket expenses (including, without limitation, its legal fees and disbursements), up to an aggregate of $100,000, less amounts previously paid pursuant to paragraph (d) above. In addition, if the Company elects not to proceed with the proposed offering for any reason and subsequently engages in any public offering, private placement, merger, acquisition of securities, joint venture or other similar transaction within twelve (12) months following the Company's election not to proceed ("Subsequent Transaction"), then GBI shall be paid a fee in connection therewith equal to five percent (5%) of the consideration received by the Company in any such transaction ("Break-up Fee").

     Except as otherwise set forth herein, neither the Company nor GBI will be under any obligation to the other, until both the Company and GBI have executed and delivered the Underwriting Agreement. It is understood that, except as otherwise indicated, this letter is merely a statement of intent and any legal obligations between the parties shall be only as set forth in a duly negotiated and executed Underwriting Agreement. This letter shall, nevertheless, constitute a binding agreement relative to the reimbursement of GBI's expenses, the payment of the Break-up Fee and the Company's obligations and agreements in the next two paragraphs.

     The Company agrees that it will not negotiate with or engage any investment banking firm or underwriter other than GBI with respect to any private or public financing for the Company during the twelve month period commencing on the date of this Letter of Intent. Notwithstanding anything else contained herein, the Company agrees that its obligations contained in this paragraph shall be binding on the Company and shall constitute its legal obligations, enforceable against it by GBI.

     This letter shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York. The Company (1) agrees that any legal suit, action or proceeding arising out of or relating to this letter shall be instituted exclusively in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York, (2) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (3) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

     If the foregoing correctly sets forth our understanding with respect to the proposed offering on behalf of the Company, please so confirm by signing and returning one copy of this letter, together with a check payable to Gaines, Berland Inc. in the amount of $25,000, whereupon we will instruct our counsel to cooperate with counsel for the Company in the preparation of the appropriate Registration Statement under the Act, and the Underwriting Agreement and other related documents so as to expedite the successful consummation of the public offering.

                                   Very truly yours,

                                   GAINES, BERLAND INC.

                                   By:  _______________________
                                          Name:
                                          Title:

Accepted and confirmed:

U.S. ENVIROSYSTEMS, INC.

By:  ________________________
       Name:
       Title:
U.S. Envirosystems, Inc.
January 26, 1996
Page 9__________________________      All numbers in this Letter of
Intent reflect the Company's 1-for-40 reverse stock split
                                             ("Reverse Stock
Split") to be effectuated promptly after the execution of this letter.